SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )

CONTANGO ORE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

21077F 10 0
(CUSIP Number)

Donald Gillen
21 Capilano Drive
Saskatoon, Saskatchewan, Canada S7K 4A4
(306) 244-6721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 21077F 10 0

(1)	Names of Reporting Persons: Donald Gillen
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 188,960
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 188,960
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 188,960
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 11.8%
(14)	Type of Reporting Person: IN

CUSIP No. 21077F 10 0

(1)	Names of Reporting Persons: Amy Gillen
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 91,408
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 91,408
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 91,408
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.7%
(14)	Type of Reporting Person: IN

CUSIP No. 21077F 10 0

(1)	Names of Reporting Persons: General Resources Inc.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 97,552
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 97,552
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 97,552
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.1%
(14)	Type of Reporting Person: CO

CUSIP No. 21077F 10 0

(1)	Names of Reporting Persons: Kinderock Resources Ltd.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 11,500
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 11,500
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,500
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.7%
(14)	Type of Reporting Person: CO

Item 1.  Security and Issuer

This statement on Schedule 13D is filed on behalf of Donald Gillen, Amy Gillen, General Resources Inc. (“General Resources”) and Kinderock Resources Ltd. (collectively, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share of Contango Ore, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Donald Gillen is the spouse of Amy Gillen. Donald Gillen is the principal shareholder and sole director and officer of General Resources. Amy Gillen is the principal shareholder, and Donald Gillen is the sole director and officer, of Kinderock Resources Inc. (“Kinderock”).

Item 2.  Identity and Background

(a)
This statement on Schedule 13D is filed on behalf of the Reporting Persons. Donald Gillen and Amy Gillen are residents of the Province of Saskatchewan, Canada.  Both General Resources and Kinderock are organized under the laws of the Province of Saskatchewan, Canada.

(b)	The address of the Reporting Persons is 21 Capilano Drive, Saskatoon, Saskatchewan, Canada S7K 4A4.

(c)
The principal occupation of Donald Gillen is a businessman. The principal occupation of Amy Gillen is a bookkeeper. General Resources is a holding company of Donald Gillen and Kinderock is a holding company of Amy Gillen.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both Donald Gillen and Amy Gillen are citizens of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

General Resources acquired an aggregate of 97,552 shares of the Issuer’s common stock between January 7, 2011 and January 31, 2011 at prices ranging from $7.10 and $13.50 per share for an aggregate of approximately $1,087,343 from working capital. Kinderock acquired an aggregate of 11,500 shares of the Issuer’s common stock between January 14, 2011 and January 26, 2011 at prices ranging from $9.51 and $13.10 per share for an aggregate of approximately $136,048 from working capital. Donald and Amy Gillen jointly acquired an aggregate of 79,908 shares of the Issuer’s common stock between December 20, 2010 and January 19, 2011 at prices ranging from $4.05 and $12.50 per share for an aggregate of approximately $783,240 from personal funds. All purchases were made over the Pink Sheets.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Issuer’s common stock for investment purposes.  None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.  Interest in Securities of the Issuer

(a)
Donald Gillen beneficially owns an aggregate of 188,960 shares or approximately 11.8% of the Issuer’s outstanding common stock.  Amy Gillen beneficially owns an aggregate of 91,408 shares or approximately 5.7% of the Issuer’s outstanding common stock.  General Resources beneficially owns an aggregate of 97,552 shares or approximately 6.1% of the Issuer’s outstanding common stock.  Kinderock beneficially owns an aggregate of 11,500 shares or approximately 0.7% of the Issuer’s outstanding common stock.

(b)
Donald Gillen shares the power to vote and to dispose of the 97,552 shares of the Issuer’s common stock owned by General Resources, the 79,908 shares of the issuer’s common stock owned by Donald and Amy Gillen jointly, and may be deemed to share the power to vote and to dispose of the 11,500 shares of the Issuer’s common stock owned by Kinderock as a director and officer thereof.

Amy Gillen shares the power to vote and to dispose of the 11,500 shares of the Issuer’s common stock owned by Kinderock and the 79,908 shares of the Issuer’s common stock owned by Donald and Amy Gillen jointly.

General Resources shares the power to vote and to dispose of the 97,552 shares of the Issuer’s common stock owned by it with Donald Gillen.

Kinderock shares the power to vote and to dispose of the 11,500 shares of the Issuer’s common stock owned by it with Amy Gillen as the principal shareholder of Kinderock, and may be deemed to share the power to vote and to dispose of these shares with Donald Gillen as the director and officer of Kinderock.

(c)	None of the Reporting Persons has effected any other transactions in the Issuer’s common stock within the past 60 days, other than as described in Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

1.  Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2011		/s/ Donald Gillen
Donald Gillen

/s/ Amy GIllen
Amy GIllen

General Resources Inc.

	Per:	/s/ Donald Gillen
Donald Gillen
President

Kinderock Resources Ltd.

	Per:	/s/ Donald Gillen
Donald Gillen
President

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Global Security Agency Inc. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 3, 2011		/s/ Donald Gillen
Donald Gillen

Date: February 3, 2011		/s/ Amy GIllen
Amy GIllen

Date: February 3, 2011		General Resources Inc.

	Per:	/s/ Donald Gillen
Donald Gillen
President

Date: February 3, 2011		Kinderock Resources Ltd.

	Per:	/s/ Donald Gillen
Donald Gillen
President